UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1) is being filed by Vision Marine Technologies Inc. (the “Company”) as an amendment to the Current Report on Form 6-K dated May 20 2025 (the “Original 6-K”). The purpose of this Amendment No. 1 is to reflect that, on August 13, 2025 the Supreme Court of the State of New York, County of New York (the “Court”), entered an order pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”), approving the issuance of an aggregate of 250,000 common shares of the Company (the “Settlement Shares”) to the shareholders identified in the settlement agreement and release dated May 16, 2025 (the “Settlement Agreement”) in settlement of the claims asserted in Ionic Ventures, LLC, et al. v. Vision Marine Technologies, Inc., Index No. 651289/2025..

Other than as expressly set forth above, this Amendment No. 1 to Form 6-K does not, and does not purport to, amend, update or restate the information in any other item of or exhibit to the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

Entry into a Material Definitive Agreement.

As previously disclosed in the Original 6-K on May 16, 2025, the Company entered into the Settlement Agreement. On August 13, 2025 following a duly noticed hearing at which the Court found, among other things, that the settlement was fair to all parties and that the Holders were afforded the right to be heard and to object, the Court entered an order pursuant to Section 3(a)(10) of the Securities Act approving the issuance of the Settlement Shares to the Holders (the “Order”). The Order provides that the Settlement Shares to be issued pursuant to the Settlement Agreement are exempt from registration under the Securities Act by virtue of Section 3(a)(10).

Resale Conditions

Pursuant to the Order, upon issuance, the Settlement Shares may be resold without restriction, subject to a partial lock-up provision. Under the lock-up, each Holder may not sell more than its pro rata portion of 20% of the daily trading volume of the Company’s common shares on any trading day. This restriction is subject to early termination under certain conditions, including a capital raise by the Company or a sustained increase in trading volume.

Mutual Releases; Effectiveness

The mutual releases of all claims related to the Matter as set forth in the Settlement Agreement became effective upon entry of the Order on August 13, 2025.

Status and Next Steps

The Company expects to issue the Settlement Shares to the Holders on or about August 15, 2025, in accordance with the Order and the Settlement Agreement, and will cause its transfer agent to register such shares accordingly. The Company may make additional disclosures in future reports to reflect the completion of issuance(s) under the Settlement Agreement and any subsequent developments.

Regulation FD Disclosure

On August 14, 2025, the Company announced via press release that the Court’s Order was entered into.

General

The information contained in this Report on Form 6-K of the Company, except for the press release furnished herewith as Exhibit 99.1 is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-267893) and registration statement on Form S-8 (File No. 333-264089).

Exhibit Index

Exhibit No.	Exhibit

99.1	Vision Marine Technologies Announces Court Approval of Previously Announced Settlement with Certain Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: August 14, 2025	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer